                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*



                       ACC Consumer Finance Corporation
________________________________________________________________________________
                               (Name of Issuer)


                                 Common Stock
________________________________________________________________________________
                         (Title of Class of Securities)


                                   00079HAA6
        _______________________________________________________________
                                (CUSIP Number)

                            Phillip M. Fantle, Esq.
                             Cargill, Incorporated
                            15615 McGinty Road West
                               Wayzata, MN 55391
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                    8/24/97
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     This statement constitutes Amendment No. 1 to the Statement on Schedule 13D, dated February 6, 1997 (the "Schedule 13D"), filed by Cargill Financial Services Corporation ("CFSC") and Cargill, Incorporated (referred to individually as "Reporting Person" and collectively as the "Reporting Persons"). The Reporting Persons collectively may be deemed to be a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), beneficially owning, in the aggregate, 1,132,450 shares of common stock, par value $.001 per share (the "Shares"), of ACC Consumer Finance Corporation, a Delaware corporation (the "Issuer"), or approximately 13.4% of the outstanding Shares. All terms used herein which are defined in the Schedule 13D shall have the same respective meanings herein as therein provided, unless otherwise defined herein.

     The Schedule 13D is hereby amended as follows:

     1.  Item 4 of the 13D is amended in its entirety to read as follows:

         Item 4.  Purpose of Transaction

         The purchases/acquisitions representing an aggregate of 1,132,450 Shares were for investment purposes. As described in Item 6, CFSC and Household International, Inc., a Delaware corporation ("Household"), entered into a Stockholder Agreement, dated as of August 24, 1997 (the "Stockholder Agreement").

         Except as set forth herein, the Reporting Persons do not have any plans or proposals which would relate to or result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

     2.  Item 6 of the Schedule 13D is amended to add the following information:

         Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer

         CFSC entered into an Investors Rights Agreement, dated July 15, 1993, with Issuer (formerly American Credit Corporation), Strome Partners, a Delaware limited partnership, Strome Offshore Limited, a Cayman Island corporation, Gary Burdick, Rellen Stewart, Rocco J. Fabiano and Heidi L. Berk, as amended (the "IRA"). The IRA describes the restrictions applicable to transfers of Shares held by CFSC and the conditions to be satisfied in order to transfer Shares. In addition, the IRA provides the stockholders of Issuer that are parties thereto with demand and incidental registration rights with respect to their Shares, subject to the terms and conditions of the IRA.

         The foregoing summary of certain provisions of the IRA is not intended to be complete and is qualified in its entirety by the complete text of such document, a copy of which is filed herewith as Exhibit B, which is incorporated herein by this reference.

         In connection which the Agreement and Plan of Merger, dated as of August 24, 1997 (the "Merger Agreement"), by and among Household Auto Corporation, a Delaware Corporation and wholly-owned subsidiary of Household ("HAC") and Issuer, pursuant to which HAC will merge with and into Issuer (the "Merger"), CFSC and Household entered into the Stockholder Agreement.

         Pursuant to the terms of the Stockholder Agreement, CFSC agreed to vote its shares in favor of the Merger. In addition, except as contemplated by the terms of the Stockholder Agreement or the Merger Agreement, CFSC agreed not to
(a) transfer or consent to any transfer of any or all of CFSC's Shares or any interest therein, (b) enter into any contract, option or other agreement of understanding with respect to any transfer of any or all of CFSC's Shares or any interest therein, (c) grant any proxy, power-of-attorney or other authorization in or with respect to CFSC's Shares, (d) deposit CFSC's Shares into a voting trust or enter into a voting agreement or arrangement with respect to CFSC's Shares or (e) take any other action that would in any way restrict, limit or interfere with the performance of CFSC's obligations under the Stockholder Agreement or the transactions contemplated thereby.

         Except for activities otherwise permitted or completed by the Stockholder Agreement or the Merger Agreement, CFSC also agreed not to (a) directly or indirectly (i) solicit, initiate or encourage the submission of, any takeover proposal, or (ii) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any takeover proposal, with respect to Issuer, or (b) take any action which would restrict, limit or frustrate in any way the Merger as set forth in the Merger Agreement.

         In addition, CFSC agreed at any meeting of stockholders of Issuer or at any adjournment thereof or in any other circumstances upon which CFSC's vote, consent or other approval is sought, to vote (or cause to be voted) CFSC's Shares against (a) any merger agreement or merger, consolidation, combination, tender offer (including an exchange offer), sale of substantial assets, reorganization, joint venture, recapitalization, dissolution, liquidation or winding up of or by Issuer (other than such transactions as are contemplated by the Merger Agreement), and (b) any amendment of Issuer's Certificate of Incorporation or By-laws or other proposal or transaction involving Issuer or any of its subsidiaries which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify, or result in a breach of any covenant, representation or warranty or any other obligation or agreement of Issuer under or with respect to, the Merger Agreement or any of the transactions contemplated by the Merger Agreement (each of the foregoing in clause (a) or (b) above, a "Competing Transaction").

         CFSC also granted to Household and its designees an irrevocable proxy to vote CFSC's Shares or grant a consent or approval in respect of such Shares against any Competing Transaction, such proxy to terminate upon termination of the Stockholder Agreement.

         Except as specified or otherwise contemplated in the Stockholder Agreement, CFSC agreed that without the prior consent of Household, CFSC would not sell, offer for sale, contract to sell, grant any option for sale, pledge, hedge or otherwise dispose of any Shares or any securities convertible into or exchangeable for such Shares (including any shares of common stock of Household), or any options or right to purchase or acquire Shares or shares of common stock of Household; provided, however, that without the consent of Household, CFSC may, in compliance with the Exchange Act and the Securities Act of 1933, as amended, and any rules or regulations thereunder, as applicable, in any manner hedge, in the aggregate, that number of shares of common stock of Household that it is reasonably likely to receive pursuant to the Merger Agreement. In the event that CFSC engages in any activity specified in the preceding sentence during the ten trading day period ending on the trading day that is the trading day prior to the meeting of stockholders of Issuer at which approval of the Merger will be sought, CFSC agreed to give written notice to Household of such activity and the number of Shares or shares of common stock of Household to which such activity related on the date such activity occurs.

         In the Stockholder Agreement, Household agreed that the Merger Agreement may not be amended, modified or altered in any material respect, or any material provision thereof waived, without the consent of CFSC.

         The Stockholder Agreement and all rights and obligations of the parties thereunder shall terminate upon the first to occur of (a) the date upon which the Merger Agreement is terminated in accordance with its terms or (b) December 31, 1997. Otherwise, the Stockholder Agreement, and all rights and obligations of the parties thereunder terminate upon the effective time of the Merger. Notwithstanding anything to the contrary in the Stockholder Agreement, CFSC has the ongoing right, as a creditor or contract counterparty of Issuer to enforce all of its rights and obtain all of the benefits under the presently outstanding financing provided by CFSC to Issuer and an affiliate thereof and the documents and instruments entered into or executed pursuant thereto, and any other credit facility, direct extension of credit, indemnification agreement or other agreement between or among CFSC, Issuer and/or certain of Issuer's subsidiaries named therein, even if the enforcement of such agreements by CFSC has a material adverse effect on Issuer, frustrates or limits the Merger, results in the termination of the Merger Agreement or otherwise. CFSC does not owe Household any duties with respect to such agreements.

         The foregoing summary of certain provisions of the Stockholder Agreement is not intended to be complete and is qualified in its entirety by the complete text of such document, a copy of which is filed herewith as Exhibit D, which is incorporated herein by this reference.

         Except as set forth herein, none of the Reporting Persons and (to the best of the Reporting Persons' knowledge) none of the persons named in Exhibit A hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any persons with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

     3.  Item 7 of the Schedule 13D is amended to add the following information:

         Item 7.  Material to be Filed as Exhibits

         Exhibit D: Stockholder Agreement, dated as of August 24, 1997, between Cargill Financial Services Corporation and Household International (exhibits to the Stockholder Agreement are incorporated herein by reference to the Form 8-K filed by the Issuer on August 26, 1997 and the exhibits thereto).


                           [Signature page follows]

                                   SIGNATURE


     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.


                                       CARGILL FINANCIAL SERVICES
                                       CORPORATION

                                          /s/ Robert D. Beach
                                       By:______________________________
                                          Robert D. Beach
                                          Vice President


                                       CARGILL, INCORPORATED

                                          /s/ Linda L. Cutler
                                       By:______________________________
                                          Linda L. Cutler
                                          Vice President, Assistant General
                                          Counsel and Assistant Secretary

Dated: August 27, 1997

                                                                       Exhibit D

                             STOCKHOLDER AGREEMENT

     STOCKHOLDER AGREEMENT dated as of August 24, 1997 (this "Agreement") between HOUSEHOLD INTERNATIONAL, INC., a Delaware corporation ("Home") and CARGILL FINANCIAL SERVICES CORPORATION, a Delaware corporation (the "Stockholder").

     WHEREAS, Stockholders desires that ACC CONSUMER FINANCE CORPORATION, a Delaware corporation ("Garage"), Home and HOUSEHOLD AUTO CORPORATION, a Delaware corporation and a wholly-owned subsidiary of Home ("Sub"), enter into an Agreement and Plan of Merger dated as of the date hereof in the form of Exhibit A hereto (as the same may be amended or supplemented, the "Merger Agreement"), pursuant to which it is intended that Sub merge with and into the Garage (the "Merger");

     WHEREAS, as of the date hereof, Stockholder is beneficial owner of, and has the sole right to vote and dispose of the number of shares of the Garage Common Stock, which is set forth opposite Stockholder's name in Schedule A hereto; and

     WHEREAS, Stockholder is executing this Agreement as an inducement to Home and Sub to enter into and execute the Merger Agreement;

     NOW, THEREFORE, in consideration of the execution and delivery by Home and Sub of the Merger Agreement and the mutual covenants, conditions and agreements contained herein and therein, the parties agree as follows:

     Section 1. Representations and Warranties. Stockholder represents and warrants to Home as follows:

          (a) Stockholder is the record and beneficial owner of the number of shares of Garage Common Stock set forth opposite Stockholder's name in Schedule A hereto (the "Stockholder's Shares" or the "Shares"). Except for the Stockholder's Shares and any other shares of Garage Common Stock subject hereto, Stockholder is not the record or beneficial owner of any shares of Garage Common Stock.

          (b) This Agreement has been duly authorized, executed and delivered by Stockholder and, assuming due execution and delivery of this Agreement by Home, shall constitute the legal, valid and binding obligation of Stockholder, enforceable against Stockholder in accordance with its terms, except as enforceability may be limited by bankruptcy and other similar laws and general principles of equity. Neither the execution and delivery of this Agreement nor the consummation by Stockholder of the transactions contemplated hereby will result in a violation of, or a default under, or conflict with, any contract, trust, commitment, agreement, understanding, arrangement or restriction of any kind to which Stockholder is a party or bound or to which Stockholder's Shares are subject. Execution and delivery of this Agreement by Stockholder and performance of the transactions contemplated hereby will not violate, or require any consent, approval, or notice under, any provision of any judgment, order, decree, statute, law, rule or regulation applicable to Stockholder or Stockholder's Shares, except for necessary filings under the Exchange Act including rules and regulations promulgated thereunder.

          (c) The Stockholder's Shares and the certificates representing such Shares are now and at all times during the term hereof will be held by Stockholder, or by a nominee or custodian for the benefit of Stockholder, free and clear of all liens, claims, security interests, proxies, voting trusts or agreements, understandings or arrangements or any other encumbrances whatsoever, except for any such encumbrances or proxies arising hereunder or rights under the Investors Rights Agreement attached hereto as Exhibit D.

          (d) No broker, investment banker, financial adviser or other person is entitled to any broker's, finder's, financial adviser's or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of Stockholder.

          (e) Stockholder understands and acknowledges that Home is entering into the Merger Agreement in reliance upon Stockholder's execution and delivery of this Agreement. Stockholder acknowledges that the irrevocable proxy set forth in Section 4 is granted in consideration for the execution and delivery of the Merger Agreement by Home and Sub.

          (f) To the best of Stockholder's knowledge, on the date hereof, Garage is not in default under nor otherwise in breach of, and no event known to Stockholder will become, with the passage of time, such a default or breach, the terms and conditions of the Subordinated Certificate and Net Interest Margin Certificate Financing Agreement dated as of September 1, 1995, among Garage and certain of its subsidiaries named therein, Stockholder and Norwest Bank, National Association, as amended (the "Subordinated Certificate Agreement"), and the documents and instruments entered into or executed pursuant thereto, and any other credit facility, direct extension of credit, indemnification agreement or other agreement between or among Stockholder and Garage and/or certain of its subsidiaries named therein.

Home represents and warrants to Stockholder as follows:

          (a) This Agreement and the Merger Agreement have been duly and validly executed and delivered by Home and Sub, and assuming due execution and delivery of this Agreement by Stockholder and the Merger Agreement by Garage, shall constitute the legal, valid and binding obligation of Home and Sub enforceable in accordance with their terms, except as enforceability may be limited by bankruptcy and other similar laws and general principles of equity. Neither the execution and delivery of this Agreement or the

     Merger Agreement nor the consummation of the transactions contemplated hereby and the Merger will result in the violation of or a default under, or conflict with any contract, trust, commitment, agreement, understanding, arrangement or restriction of any kind to which Home or Sub is a party or bound. Execution and delivery by Home and Sub of this Agreement and the Merger Agreement and performance of the transactions contemplated thereby will not violate or require any consent, approval, notice under any provision of any judgment, order decree, statute, law, rule or regulation applicable to Home or Sub, except for (i) applicable requirements, if any, of the Exchange Act, the Securities Act, the Blue Sky Laws and the HSR Act, in each case, including rules and regulations promulgated thereunder and
     (ii) the Merger Filing.

          (b) Home and Sub understand and acknowledge that Stockholder is entering into this Agreement in reliance upon the covenant and agreement of Home and Sub to perform their respective covenants and obligations under the Merger Agreement in accordance with its terms. Home and Sub hereby covenant to Stockholder to perform this respective covenants and obligations under the Merger Agreement in accordance with its terms.

          (c) A true and correct copy of each of the Merger Agreement, the Stockholder Agreement among Home, Strome Offshore Limited and Strome Partners, L.P., and the Management Stockholder Agreement is attached hereto as Exhibits A, B and C, respectively.

     Section 2. The Merger. Stockholder hereby covenants and agrees to (i) vote its Shares in favor of the Merger and the Merger Agreement at the Garage Meeting, including any adjournment or postponement thereof, and (ii) deliver its Shares to Home pursuant to the terms of the Merger Agreement. Further, Stockholder covenants and agrees that it will not exercise any rights of appraisal that it may have with respect to the Merger.

     Section 3. Covenants. Stockholder agrees with, and covenants to, Home as follows:

          (a) Stockholder shall not, except as contemplated by the terms of this Agreement or the Merger Agreement, (i) transfer (which terms shall include, without limitation, for the purposes of this Agreement, any sale, gift, pledge or other disposition), or consent to any transfer of, any or all of Stockholder's Shares or any interest therein, (ii) enter into any contract, option or other agreement of understanding with respect to any transfer of any or all of Stockholder's Shares or any interest therein,
     (iii) grant any proxy, power-of-attorney or other authorization in or with respect to such Stockholder's Shares, (iv) deposit such Stockholder's Shares into a voting trust or enter into a voting agreement or arrangement with respect to Stockholder's Shares or (v) take any other action that would in any way restrict, limit or interfere with the performance of its obligations hereunder or the transactions contemplated hereby.

          (b) Stockholder shall not, directly or indirectly, (i) solicit, initiate or encourage the submission of any takeover proposal or (ii) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any takeover proposal with respect to Garage; provided, however, that nothing in this Agreement shall limit or affect the ability of Stockholder (i) in its capacity as officer or director of Garage to take any action set forth in this Section 3(b) subject, as applicable, to any restrictions contained in the Merger Agreement or (ii) to otherwise engage in any activity permitted or contemplated by this Agreement or the Merger Agreement. In addition, Stockholder shall not instruct any attorney or other advisor or representative to, directly or indirectly, take any of the actions set forth in the preceding sentence and subject to the provisions set forth in the preceding sentence.

          (c) Stockholder shall not take any action which would restrict, limit or frustrate in any way the Merger as set forth in the Merger Agreement; provided, however, that nothing in this Agreement shall limit or affect the ability of Stockholder (i) in its capacity as officer or director of Garage to take any action set forth in this Section 3(c) subject, as applicable, to any restrictions contained in the Merger Agreement or (ii) to otherwise engage in any activity permitted or contemplated by this Agreement or the Merger Agreement.

          (d) At any meeting of stockholders of Garage or at any adjournment thereof or in any other circumstances upon which Stockholder's vote, consent or other approval is sought, Stockholder shall vote (or cause to be voted) Stockholder's Shares against (i) any merger agreement or merger, consolidation, combination, tender offer (including an exchange offer), sale of substantial assets, reorganization, joint venture, recapitalization, dissolution, liquidation or winding up of or by Garage (other than such transactions as are contemplated by the Merger Agreement) and (ii) any amendment of Garage's Certificate of Incorporation or By-laws or other proposal or transaction involving Garage or any of its subsidiaries which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify, or result in a breach of any covenant, representation or warranty or any other obligation or agreement of Garage under or with respect to, the Merger Agreement or any of the transactions contemplated by the Merger Agreement (each of the foregoing in clause (i) or (ii) above, a "Competing Transaction").

     Section 4.  Grant of Irrevocable Proxy Appointment of Proxy.
                 -----------------------------------------------

             (a) Stockholder hereby irrevocably grants to, and appoints, Home, David A. Schoenholz, and Paul R. Shay, in their respective capacities as officers of Home, and each of them individually, Stockholder's proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of Stockholder, to vote Stockholder's Shares, or grant a consent or approval in respect of such Shares against any Competing Transaction. Such proxy shall terminate upon the termination of this Agreement.

          (b) Stockholder represents that any proxies (other than as set forth in this Section 4) heretofore given in respect of Stockholder's Shares are not irrevocable, and that any such proxies are hereby revoked.

          (c) Stockholder hereby affirms that the irrevocable proxy set forth in this Section 4 is given in connection with the execution of the Merger Agreement and that such irrevocable proxy is given to secure the performance of the duties of Stockholder under this Agreement. Stockholder hereby further affirms that the irrevocable proxy is coupled with an interest and may under no circumstances be revoked except as revoked automatically upon termination of this Agreement. Stockholder hereby ratifies and confirms all that such irrevocable proxy may lawfully do or cause to be done by virtue hereof. Such irrevocable proxy is executed and intended to be irrevocable in accordance with the provisions of Section 212(e) of the Delaware General Corporation Law (the "DGCL").

     Section 5. Certain Events. Stockholder agrees that this Agreement and the obligations hereunder shall attach to Stockholder's Shares and shall be binding upon any person or entity to which legal or beneficial ownership of such Shares shall pass, whether by operation of law or otherwise, including without limitation Stockholder's heirs, guardians, administrators, successors or transferees. In the event of any stock split, stock dividend, merger, reorganization, recapitalization or other change in the capital structure of Garage affecting Garage Common Stock, or the acquisition of additional shares of Garage Common Stock or other voting securities of Garage by any Stockholder, the number of Stockholder's Shares listed in Schedule A beside the name of Stockholder shall be adjusted appropriately and this Agreement and the obligations hereunder shall attach to any additional shares of Garage Common Stock or other voting securities of Garage issued to or acquired by Stockholder.

     Section 6. Legend. Stockholder agrees that Stockholder will deliver to Garage, within ten (10) business days after the date hereof, any and all certificates representing Stockholder's Shares in order that Garage may inscribe upon such certificates the following legend: "The shares of Common Stock, $.001 par value, of ACC Consumer Finance Corporation represented by this certificate are subject to a Stockholder Agreement dated as of August 24, 1997 and may not be sold or otherwise transferred, except in accordance therewith. Copies of such Agreement may be obtained at the principal executive offices of ACC Consumer Finance Corporation." Garage shall promptly return by registered mail the certificates to Stockholder.

     Section 7. Restriction of Stock Sales. Except in accordance with this Section or as otherwise contemplated in this Agreement, the Stockholder agrees that without the prior consent of Home, Stockholder will not sell, offer for sale, contract to sell, grant any option for sale, pledge, hedge or otherwise dispose of any Garage Common Stock or any securities convertible into or exchangeable for such Garage Common Stock (including any Home Common Stock), or any options or right to purchase or acquire Garage Common Stock or Home Common Stock; provided, however, that without the consent of Home, Stockholder may, in compliance with the Exchange Act and the Securities Act and any rules or regulations thereunder, as applicable in any manner hedge, in the aggregate, that number of shares of Home Common Stock that it is reasonably likely to receive pursuant to the Merger Agreement. In the event that Stockholder engages in any activity specified in the preceding sentence during the Pricing Period (as defined in the Merger Agreement). Stockholder shall give written notice to Home of such activity and the number of shares of Garage Common Stock or Home Common Stock to which such activity related, which notice shall be delivered to Home via facsimile at the number set forth in Section 9.4 of the Merger Agreement on the date such activity occurs.

     Section 8. Voidability. If prior to the execution hereof, the Board of Directors of Garage shall not have duly and validly authorized and approved by all necessary corporate action, this Agreement, the Merger Agreement and the transactions contemplated hereby and thereby, so that by the execution and delivery hereof Home or Sub would become, or could reasonably be expected to become an "interested stockholder" with whom Garage would be prevented for any period pursuant to Section 203 of the DGCL or the Certificate of Incorporation of Garage from engaging in any "business combination" (as such terms are defined in Section 203 of the DGCL), then this Agreement shall be void and unenforceable unless within two Business Days of this Agreement becoming void and unenforceable such authorization and approval by Garage's Board of Directors shall have been duly and validly obtained, in which case this Agreement shall be immediately reinstated and shall be effective on and after such date without any further action on the part of the parties hereto.

     Section 9. Stockholder Capacity. No person executing this Agreement who is or becomes during the term hereof a director or officer of Garage makes any agreement or understanding herein in his or her capacity as such director or officer. Stockholder signs solely in its capacity as the record holder and beneficial owner of Stockholder's Shares and nothing herein shall limit or affect any actions taken by Stockholder in its capacity as an officer or director of Garage to the extent specifically permitted by the Merger Agreement.

     Section 10. Affiliate Agreements. If Stockholder is identified as an affiliate of Garage in accordance with Section 6.14 of the Merger Agreement, prior to the Effective Time, Stockholder hereby agrees to execute and deliver to Home a Rule 145 Affiliate Agreement, substantially in the form of Exhibit A to the Merger Agreement.

     Section 11. Further Assurances. Stockholder shall, upon request of Home, execute and deliver any additional documents and take such further actions as may reasonably be deemed by Home to be necessary or desirable to carry out the provisions hereof and to vest the power to vote Stockholder's Shares as contemplated by Section 4 in Home and the other irrevocable proxies described therein.

     Section 12. Termination. This Agreement and all rights and obligations of the parties hereunder, including without limitation the irrevocable proxy granted herein, shall terminate upon the first to occur of (i) the date upon which the Merger Agreement is terminated in accordance with its terms, (ii) December 31, 1997, (iii) as provided in Section 8 hereof and (iv) if the Merger Agreement is not executed by the parties thereto on or before August 29, 1997. Otherwise, this Agreement, and all rights and obligations of the parties hereunder, including without limitation the irrevocable proxy granted herein, shall terminate upon the Effective Time of the Merger. Notwithstanding anything herein to the contrary, Stockholder shall have the ongoing right, as a creditor or contract counterparty of Garage to enforce all of its rights and obtain all of the benefits under the Subordinated Certificate Agreement, and the documents and instruments entered into or executed pursuant thereto, and any other credit facility, direct extension of credit, indemnification agreement or other agreement between or among Stockholder and Garage and/or certain of its subsidiaries named therein, even if the enforcement of such agreements by Stockholder has a Material Adverse Effect on Garage, frustrates or limits the Merger, results in the termination of the Merger Agreement or otherwise. Stockholder shall not owe Home any duties with respect to such agreements and Home shall not be a third party beneficiary of any such agreements as a result of this Agreement or the Merger Agreement.

     Section 13.  Miscellaneous.

          (a) Capitalized terms used and not otherwise defined in this Agreement shall have the respective meanings assigned such terms in the Merger Agreement.

          (b) All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally or sent by overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice): (i) if to Home, to the address set forth in Section 9.4 of the Merger Agreement; and (ii) if to Stockholder, to the address set forth in Schedule A hereto, or such other address as may be specified in writing by Stockholder.

          (c) The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

          (d) This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective as to Stockholder when one or more counterparts have been signed by each of Home and Stockholder and delivered to Home and Stockholder.

          (e) This Agreement (including the documents and instruments referred to herein) constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

          (f) This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

          (g) Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise, by any of the parties without the prior written consent of the other parties, except by laws of descent.

          (h) If any term, provision, covenant or restriction herein, or the application thereof to any circumstance, shall, to any extent, be held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions herein and the application thereof to any other circumstances, shall remain in full force and effect, shall not in any way be affected, impaired or invalidated, and shall be enforced to the fullest extent permitted by law.

          (i) Stockholder agrees that irreparable damage would occur and that Home would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that Home shall be entitled to an injunction or injunctions to prevent breaches by Stockholder of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the United States located in the State of Delaware or in Delaware state court, this being in addition to any other remedy to which it is entitled at law or in equity. Home agrees that irreparable damage would occur and that Stockholder would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that Stockholder shall be entitled to an injunction or injunctions to prevent breaches by Home of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the United States located in the State of Delaware or in Delaware state court, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (i) consents to submit such party to the personal jurisdiction of any Federal court located in the State of Delaware or any Delaware state court in the event any dispute arises out of this Agreement or any of the transactions contemplated hereby, (ii) agrees that such party will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (iii) agrees that such party will not bring any action relating to this Agreement of any of the transactions contemplated hereby in any court other than a Federal court sitting in the State of Delaware or a Delaware state court. It is further agreed that any breaching or defaulting party hereunder shall pay to the other parties hereto such out of pocket costs and expenses, including legal and accounting fees, as are reasonably incurred in pursuit of such parties' remedies hereunder.

           (j) No amendment, modification or waiver in respect of this Agreement shall be effective against any party unless it shall be in writing and signed by such party. Home hereby agrees with Stockholder that the Merger Agreement shall not be amended, modified or altered in any material respect, or any material provision thereof waived, without the consent of Stockholder. Without limiting the generality of the foregoing, no amendment or modification to the Merger Agreement that materially changes the form or amount of the Merger Consideration shall be effective unless Stockholder shall have consented to such amendment or modification.

                 (Remainder of page intentionally left blank)

     IN WITNESS WHEREOF, Home and the Stockholders have caused this Agreement to be duly executed and delivered as of the date first written above.


                                       HOUSEHOLD INTERNATIONAL, INC.


                                       By: /s/ John Blenke
                                          ---------------------------------
                                       Title:  Vice President & Assistant
                                                  Secretary
                                             ------------------------------



                                       CARGILL FINANCIAL SERVICES CORPORATION


                                       By: /s/ Robert Beach
                                          ---------------------------------
                                       Title:   Vice President
                                             ------------------------------

                                  SCHEDULE A
                                  ----------


                                                              Number of
      Name and Address of Stockholder                     Stockholder Shares
      -------------------------------                     ------------------


  Cargill Financial Services Corporation                      1,132,450
  6000 Clearwater Drive
  Minnetonka, Minnesota 55343